UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 59732/April 8, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13361

In the Matter of	:	
	:	
L REX INTERNATIONAL, INC.,	:	ORDER MAKING FINDINGS
LAKSHMI ENTERPRISES, INC.,	:	AND REVOKING REGISTRATIONS
LAMAUR CORP.,	:	BY DEFAULT
LAMINCO RESOURCES, INC.	:	
(N/K/A ZARUMA RESOURCES, INC.),	:	
LANDIS & PARTNERS, INC.,	:	
LAS AMERICAS BROADBAND, INC.,	:	
and LASER PRECISION CORP.	:	
(N/K/A NETTEST, INC.)	:	

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on February 3, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement and the Office of the Secretary have provided evidence that the Commission delivered or attempted to deliver the OIP to Respondents in a manner that complies with Rule 141 of the Commission's Rules of Practice. No Answers have been filed, and the time for filing Answers has expired.

I subsequently ordered Respondents to show cause why they should not be held in default and why the registrations of their registered securities should not be revoked. No replies to the Orders to Show Cause have been received, and the time for replying has also expired. Accordingly, Respondents are in default. See Rules 155(a) and 220(f) of the Commission's Rules of Practice. As permitted by Rule 155(a), the following allegations of the OIP are deemed to be true.

L Rex International, Inc. (CIK No. 824498) (L Rex), is a British Virgin Islands corporation located in Wanchai, Hong Kong, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). L Rex is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 1994.

Lakshmi Enterprises, Inc. (CIK No. 1097364) (Lakshmi), is a void Delaware corporation located in Pacific Palisades, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Lakshmi is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2001, which reported a net loss of $73,670 since inception on May 9, 1997.

Lamaur Corp. (CIK No. 1011154) (Lamaur) is a void Delaware corporation located in Fridley, Minnesota, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Lamaur is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2001, which reported a net loss of $2,131,000 for the prior nine months.

Laminco Resources, Inc. (n/k/a Zaruma Resources, Inc.) (CIK No. 1011352) (Laminco), is a British Columbia corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Laminco is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 1999, which reported a net loss of $331,400 (Canadian) for the prior year.

Landis & Partners, Inc. (CIK No. 1108702) (Landis), is a permanently revoked Nevada corporation located in Fountain Hills, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Landis is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001.

Las Americas Broadband, Inc. (CIK No. 760497) (Las Americas), is a delinquent Colorado corporation located in Tehachapi, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Las Americas is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2003, which reported a net loss of $4,222,512 for the prior year.

Laser Precision Corp. (n/k/a NetTest, Inc.) (CIK No. 312242) (Laser Precision) is an inactive New York corporation located in San Juan Capistrano, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Laser Precision is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1994.

As discussed in more detail above, all of the Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. Rule 13a-16 requires certain foreign private issuers to furnish quarterly and other material reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of the registered securities of L Rex International, Inc., Lakshmi Enterprises, Inc., Lamaur Corp., Laminco Resources, Inc. (n/k/a Zaruma Resources, Inc.), Landis & Partners, Inc., Las Americas Broadband, Inc., and Laser Precision Corp. (n/k/a NetTest, Inc.) are revoked.

_____\
James T. Kelly
Administrative Law Judge